Exhibit 23(h)(10)

                           WHITE OAK GROWTH STOCK FUND
                          PIN OAK AGGRESSIVE STOCK FUND
                         RED OAK TECHNOLOGY SELECT FUND
                       BLACK OAK EMERGING TECHNOLOGY FUND
                          LIVE OAK HEALTH SCIENCES FUND
                               (THE" PORTFOLIOS")

                                   SCHEDULE I
                            DATED AS OF APRIL 1, 2001
              AMENDMENT TO THE ADMINISTRATION AGREEMENT DATED AS OF
                 FEBRUARY 27, 1998 ("AGREEMENT") BY AND BETWEEN
                              OAK ASSOCIATES FUNDS
                                       AND
                      SEI INVESTMENTS MUTUAL FUND SERVICES
                     (FORMERLY KNOWN AS SEI FUNDS RESOURCES)


Fees: Pursuant to Article 4, Section A, the Trust shall pay the Administrator compensation for services rendered to the Portfolios equal to the greater of: (i) an annual rate of .04% on the first $10 billion of assets; .0175% on the next $5 billion of assets and .015% on all assets over $15 billion, or (ii) a Trust level minimum equal to $95,000 annually per each Portfolio and $18,750 annually per any additional class. The fees are calculated daily per Portfolio and paid monthly. If total complex net assets fall below $5 billion there is a monthly call allowance at 300 [IS] calls over the monthly allowance to be charged as a fund expense and 400 [IVR] calls per $100 million of monthly average net assets with $5 per call over the monthly allowance to be charged as a fund expense.

Term: Pursuant to Article 10, by this amended Schedule, the Agreement shall be extended for a term of three (3) years from the date hereof (through March 31, 2004), and thereafter, shall continue in effect for successive one (1) year periods, unless terminated as provided in this Article 10.

        Article 10 is further amended to provide that the Agreement may be terminated by the Trust with 90 days written notice to the Administrator in the event the phone service or marketing review services being provided to the Trust as of the date hereof by SEI Investments Mutual Funds Services are terminated.

        In the event of a material breach of this Agreement by either party, the non-breaching party shall notify the breaching party in writing of such breach and upon receipt of such notice, the breaching party shall have 45 days to remedy the breach or the non-breaching party may immediately terminate this Agreement.


                         (SIGNATURES ON FOLLOWING PAGE)

     Except as expressly provided in this amended Schedule I dated as of April 1, 2001, all other terms and conditions of the Agreement shall remain in full force and effect.

ACCEPTED AND AGREED:

OAK ASSOCIATES FUNDS


By: /S/ WILLIAM H. WHITE
   -------------------------------
Name:  William H. White
Title: President


Attest/Witness: /S/ HEATHER MADDEN
                ------------------
Name:  Heather Madden
Title: Vice President


SEI INVESTMENTS MUTUAL FUNDS SERVICES


By: /S/ WILLIAM E. ZITELLI
   ----------------------------------
Name:  William E. Zitelli
Title: Vice President


Attest/Witness: /S/ DAVID T. MAKOWICZ
   ----------------------------------
Name:  David T. Makowicz
Title: Account Director